SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2005

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [  ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.




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                        MER Telemanagement Solutions Ltd.



6-K Items

1. Press release re MTS Launches Expanded Interconnect Billing Solution dated October 10, 2005.




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                                                                          ITEM 1


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Press Release                                                        Source: MTS

MTS Launches Expanded Interconnect Billing Solution

Monday October 10, 9:22 am ET

- Major Carrier to Install MTS Interconnect Solution to Manage Partner Relationships -

RA'ANANA, Israel, Oct. 10 /PRNewswire-FirstCall/ -- MTS (Nasdaq Capital Market:
MTSL), a global provider of operations support systems (OSS) and customer care and billing (CC&B), has signed a contract with a major carrier to provide its new interconnect billing solution, which is part of its expanded "Total-e" platform, for management of the carrier's partner relationships. The contract was awarded following a series of pilot projects with several worldwide carriers.

Since making its strategic business decision to enter into the billing solutions market in January 2004, MTS has invested heavily in R&D and is now launching its newly expanded "Total-e" platform to provide world-class interconnect solutions. The new interconnect solution consolidates the different and diverse requirements of these MTS carrier customers into one integrated platform designed specifically to meet the needs of the worldwide carrier and service provider market.

The Company's comprehensive interconnect billing solution as part of the Total-e platform enables a carrier or service provider to manage its entire relationship with a partner, from documenting and monitoring contracts to supporting various agreements such as hubbing, wholesale, bilateral, transit and custom types. The solution also produces automatic statements, declarations and invoices. Furthermore, the Total-e platform is compatible with multi-currencies, enabling the carrier to accurately manage any discrepancy involved in foreign currency conversion.

The interconnect billing solution contains an extensive set of audit controls and reports that allows a carrier or service provider to closely monitor the partner relationship and feel secure that the system is operating properly. Included in these reports are full breakdowns of local, long distance, and international service, all intended to reduce leakage. The reconciliation of accounts with partners is performed using proactive rule- based alerts that improve performance and efficiency and enable the carrier or service provider to pinpoint and resolve disputes in a timely manner, thereby avoiding costly errors.

Eytan Bar, President and CEO of MTS, commented "Carriers and service providers were requesting that MTS develop a comprehensive interconnect billing solution that could help them manage their partner relationships, regardless of size. The knowledge and experience we gained in the past year implementing worldwide interconnect projects enabled us to integrate the various components demanded by the market into one platform, the Total-e Interconnect and Partners Revenue solution. With Total-e, we believe MTS has once again demonstrated its ability to effectively deliver cost-effective solutions and solidifies its position as a major player in the telecommunications solutions market."

About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions. MTS' OSS is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated billing, web-based self-provisioning and other revenue-generating applications. And now, its Interconnect Billing solutions offer carriers and service providers an effective solution for managing their partner relationships.



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Headquartered in Israel, MTS markets through wholly owned subsidiaries in the
United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

     Contacts:
     Company                                 Investor Relations:
     Shlomi Hagai                            Kathy Price
     Corporate COO & CFO                     Deputy Managing Director
     MTS - MER Telemanagement Solutions      The Global Consulting Group
     Tel: +972-9762-1733                     Tel:  646-284-9430
     Email: Shlomi.Hagai@mtsint.com          Email: kprice@hfgcg.com






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                 Eytan Bar
                                                 President and
                                                 Chief Executive Officer



Date:  October 11, 2005